UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

INTERLINK ELECTRONICS, INC.
(Name of Issuer)

Common Stock,
(Title of Class of Securities)

458751104
(CUSIP Number)

April 1, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 458751104
1	NAME OF REPORTING PERSON: BC Advisors, LLC I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,326,976 *
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,326,976 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,976 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%**
12	TYPE OF REPORTING PERSON HC/CO

*Represents 1,247,215 shares of common stock, warrants to purchase 359,920 shares of common stock and notes convertible into 719,841 shares of common stock acquired by SRB Management, L.P. (“SRB “Management”) for the accounts of (1) SRB Greenway Capital, L.P. (“SRBLP”), (2) SRB Greenway Capital (QP), L.P. (“SRBQP”) and (3) SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”). SRB Management is the general partner and investment manager of SRBLP, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole member of BCA.

** Based on 13,749,310 shares of common stock of the Issuer issued and outstanding as of March 25, 2008, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2008.

CUSIP No. 458751104
1	NAME OF REPORTING PERSON: SRB Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER : 2,326,976 *
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,326,976 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,976 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON IA/PN

*Represents 1,247,215 shares of common stock, warrants to purchase 359,920 shares of common stock and notes convertible into 719,841 shares of common stock acquired by SRB Management, L.P. (“SRB “Management”) for the accounts of (1) SRB Greenway Capital, L.P. (“SRBLP”), (2) SRB Greenway Capital (QP), L.P. (“SRBQP”) and (3) SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”). SRB Management is the general partner and investment manager of SRBLP, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole member of BCA.

** Based on 13,749,310 shares of common stock of the Issuer issued and outstanding as of March 25, 2008, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2008.

CUSIP No. 458751104
1	NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 2,326,976 *
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 2,326,976 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,976 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12	TYPE OF REPORTING PERSON HC/IN

*Represents 1,247,215 shares of common stock, warrants to purchase 359,920 shares of common stock and notes convertible into 719,841 shares of common stock acquired by SRB Management, L.P. (“SRB “Management”) for the accounts of (1) SRB Greenway Capital, L.P. (“SRBLP”), (2) SRB Greenway Capital (QP), L.P. (“SRBQP”) and (3) SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”). SRB Management is the general partner and investment manager of SRBLP, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole member of BCA.

** Based on 13,749,310 shares of common stock of the Issuer issued and outstanding as of March 25, 2008, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2008.

Item 1(a). Name of Issuer: INTERLINK ELECTRONICS, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

546 Flynn Road, Camarillo, CA 93012

Item 2(a). Name of Person Filing:

See Item 1 of each cover page.

Item 2(b). Address of Principal Business Office or if none, Residence:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c). Citizenship:

See Item 4 of each cover page.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

458751104

Item 3. Not Applicable

Item 4. Ownership:

(a)	Amount Beneficially Owned:

See Item 9 of each cover page.

(b)	Percent of Class:

See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group: Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

/s/ Steven R. Becker
Steven R. Becker

April 3, 2008